UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

MEDIA SCIENCES INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

58446X 10 7
(CUSIP Number)

Stephen T. Braun, Esq.
Boult Cummings Conners & Berry, PLC
414 Union Street, Suite 1600
Nashville, Tennessee 37219
(615) 252-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 58446X 10 7                     SCHEDULE 13D

1.	Names of Reporting Persons: Richard L. Scott

IRS Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (a) [ ]

	N/A	(b) [ ]

3.	SEC USE ONLY

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES 7.		Sole Voting Power: 1,829,750

BENEFICIALLY OWNED 8.		Shared Voting Power: -0-

BY EACH REPORTING 9.		Sole Dispositive Power: 1,829,750

PERSON 10.		Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,829,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.	Percent of Class Represented by Amount in Row (11): 18.6%

14.	Type of Reporting Person: IN

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This Amendment No. 2 amends the Schedule 13D filed by Richard L. Scott (the “Reporting Person”) on April 12, 2004 (the “Schedule 13D”), as amended on May 27, 2004, with respect to shares of Common Stock, $.001 par value (“Common Stock”), of Media Sciences International, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.

The following Items are hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person has used personal funds of approximately $1,256,735 to acquire 1,006,000 shares of Common Stock in both private and open market transactions. The Common Stock was purchased by two different entities controlled by the Reporting Person.

Item 5. Interest in Securities of the Issuer

(a)	The 1,829,750 shares of the Common Stock owned by the Reporting Person constitute 18.6% of the outstanding Common Stock of the Issuer. Such percentage of ownership is based on 9,857,210 outstanding shares of Common Stock, determined based on the representation of the Issuer in the Common Stock Purchase Agreement between an entity controlled by Reporting Person and the Issuer dated June 30, 2004, whereby the Reporting Person purchased 1,000,000 newly issued shares of Issuer Common Stock.

(b)	The Reporting Person has sole voting and dispositive power with respect to the Common Stock.

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(c)	The Reporting Person purchased the following shares of the Common Stock of the Issuer in open market transactions since May 27, 2004, the date of filing of the latest Schedule 13D amendment:

Purchase	Number of	Price	Aggregate
Date	Shares	Per Share	Consideration
06/03/04	6,000	$1.1225	$6,735

In addition, Reporting Person purchased the following newly issued shares of the Common Stock of the Issuer in a private transaction:

Purchase	Number of	Price	Aggregate
Date	Shares	Per Share	Consideration
06/30/04	1,000,000	$1.25	$1,250,000

(d)	The Common Stock was purchased by two different entities controlled by the Reporting Person, including 6,000 shares purchased by the Frances Annette Scott Revocable Trust, of which the Reporting Person’s spouse is the trustee and 1,000,000 shares purchased by GFX Investments, LLC, a member managed limited liability company of which Reporting Person is the controlling member.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On June 30, 2004, an entity controlled by Reporting Person entered into a Common Stock Purchase Agreement with the Issuer whereby the Reporting Person purchased 1,000,000 newly issued shares of Issuer Common Stock. In addition, the parties entered into a Registration Rights Agreement whereby the Issuer is required to register the shares within 30 days of the purchase. These agreements are attached as exhibits hereto.

Item 7.  Exhibits

Exhibit 1	Common Stock Purchase Agreement dated as of June 30, 2004, between Media Sciences International, Inc. and GFX Investments, LLC.

Exhibit 2	Registration Rights Agreement dated as of June 30, 2004, between Media Sciences International, Inc. and GFX Investments, LLC.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 6, 2004	/s/ Richard L. Scott Richard L. Scott

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